Filed by Chevron Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Noble Midstream Partners LP

Commission File No. 001-37640

Date: February 5, 2021

news release

Chevron Announces Offer to Acquire Noble Midstream Partners LP

SAN RAMON, Calif., Feb. 5, 2021 – Chevron Corporation (NYSE: CVX) announced today that it has submitted a non-binding proposal to the Board of Directors of Noble Midstream GP LLC, the general partner of Noble Midstream Partners LP (NASDAQ: NBLX), to acquire all of the publicly held common units representing limited partner interests in NBLX not already owned by Chevron and its affiliates (the “Common Units”). Chevron is proposing to acquire the Common Units through a merger transaction in exchange for shares of common stock of Chevron, at a value of $12.47 per Common Unit (based on the most recent closing price of NBLX Common Units as of February 4, 2021). Chevron expects the proposed transaction to align long term interests by efficiently combining two highly integrated businesses while streamlining governance of the NBLX assets, which primarily serve Chevron as its largest customer. Agreement of definitive terms is subject to negotiations and approval by the Board of Directors of NBLX. There can be no assurance that any such approvals will be forthcoming, that a definitive agreement will be executed, or that any transaction will be consummated.

About NBLX

NBLX is a master limited partnership originally formed by Noble Energy, Inc. and indirectly majority-owned by Chevron Corporation to own, operate, develop and acquire domestic midstream infrastructure assets. NBLX currently provides crude oil, natural gas, and water-related midstream services and owns equity interests in oil pipelines in the DJ Basin in Colorado and the Delaware Basin in Texas. NBLX operations were integrated into Chevron in 2020 following the close of the Noble Energy acquisition.

About Chevron

Chevron Corporation is one of the world’s leading integrated energy companies. Through its subsidiaries that conduct business worldwide, the company is involved in virtually every facet of the energy industry. Chevron explores for, produces and transports crude oil and natural gas; refines, markets and distributes transportation fuels and lubricants; manufactures and sells petrochemicals and additives; generates power; and develops and deploys technologies that enhance business value in every aspect of the company’s operations. Chevron is based in San Ramon, California. More information about Chevron is available at www.chevron.com.

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Contact: Braden Reddall, Chevron, 925-842-2209

As used in this news release, the term “Chevron” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Chevron Corporation, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

Please visit Chevron’s website and Investor Relations page at www.chevron.com and www.chevron.com/investors, LinkedIn: www.linkedin.com/company/chevron, Twitter: @Chevron, Facebook: www.facebook.com/chevron, and Instagram: www.instagram.com/chevron, where Chevron often discloses important information about the company, its business, and its results of operations.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION FOR THE PURPOSE OF “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements relating to Chevron’s operations that are based on management’s current expectations, estimates and projections about the petroleum, chemicals and other energy-related industries. Words or phrases such as “anticipates,” “expects,” “intends,” “plans,” “targets,” “forecasts,” “projects,” “believes,” “seeks,” “schedules,” “estimates,” “positions,” “pursues,” “may,” “could,” “should,” “will,” “budgets,” “outlook,” “trends,” “guidance,” “focus,” “on schedule,” “on track,” “is slated,” “goals,” “objectives,” “strategies,” “opportunities,” “poised,” “potential” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, many of which are beyond the company’s control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. The reader should not place undue reliance on these forward-looking statements, which speak only as of the date of this news release. Unless legally required, Chevron undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Among the important factors that could cause actual results to differ materially from those in the forward-looking statements are: the negotiation and execution, and the terms and conditions, of a definitive agreement relating to the proposed transaction and the ability of Chevron or NBLX to enter into or consummate such an agreement; changing crude oil and natural gas prices and demand for our products, and production curtailments due to market conditions; crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics, and any related government policies and actions; changing economic, regulatory and political environments in the various countries in which the company operates; general domestic and international economic and political conditions; changing refining, marketing and chemicals margins; the company’s ability to realize anticipated cost savings, expenditure reductions and efficiencies associated with enterprise transformation initiatives; actions of competitors or regulators; timing of exploration expenses; timing of crude oil liftings; the competitiveness of alternate-energy sources or product substitutes; technological developments; the results of operations and financial condition of the company’s suppliers, vendors, partners and equity affiliates, particularly during extended periods of low prices for crude oil and natural gas during the COVID-19 pandemic; the inability or failure of the company’s joint-venture partners to fund their share of operations and development activities; the potential failure to achieve expected net production from existing and future crude oil and natural gas development projects; potential delays in the development, construction or start-up of planned projects; the potential disruption or interruption of the company’s operations due to war, accidents, political events, civil unrest, severe weather, cyber threats, terrorist acts, or other natural or human causes beyond the company’s control; the potential liability for remedial actions or assessments under existing or future environmental regulations and litigation; significant operational, investment or product changes required by existing or future environmental statutes and regulations, including international agreements and national or regional legislation and regulatory measures to limit or reduce greenhouse gas emissions; the potential liability resulting from pending or future litigation; the company’s ability to achieve the anticipated benefits from the acquisition of Noble Energy; the company’s future acquisitions or dispositions of assets or shares or the delay or failure of such transactions to close based on required closing conditions; the potential for gains and losses from asset dispositions or impairments; government mandated sales, divestitures, recapitalizations, industry-specific taxes, tariffs, sanctions, changes in fiscal terms or restrictions on scope of company operations; foreign currency movements compared with the U.S. dollar; material reductions in corporate liquidity and access to debt markets; the receipt of required Board authorizations to pay future dividends; the effects of changed accounting rules under generally accepted accounting principles promulgated by rule-setting bodies; the company’s ability to identify and mitigate the risks and hazards inherent in operating in the global energy industry; and the factors set forth under the heading “Risk Factors” on pages 18 through 21 of the company’s 2019 Annual Report on Form 10-K, as updated by Part II, Item 1A, “Risk Factors” in the company’s subsequently filed Quarterly Reports on Form 10-Q, and in other subsequent filings with the U.S. Securities and Exchange Commission. Other unpredictable or unknown factors not discussed in this news release could also have material adverse effects on forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where You Can Find It

In connection with the proposal that Chevron made for a business combination transaction with NBLX, subject to further developments and if a transaction is agreed, Chevron and NBLX may file one or more registration statements, information statements, consent solicitation statements, proxy statements, prospectuses, or other documents with the U.S. Securities and Exchange Commission (“SEC”). INVESTORS AND SECURITYHOLDERS OF CHEVRON AND NBLX ARE ADVISED TO CAREFULLY READ ANY REGISTRATION STATEMENT, INFORMATION STAEMENT, CONSENT SOLICITATION STATEMENT, PROXY STATEMENT, PROSPECTUS, OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. Any definitive information statement, consent solicitation statement, or proxy statement, if any when available, will be sent to securityholders of NBLX in connection with any solicitation of proxies or consents of NBLX unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Chevron or NBLX with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Chevron’s website at www.chevron.com under the “Investors” tab under the heading “SEC Filings” or from NBLX’s website at www.nblmidstream.com under the “Investors” tab and the “SEC Filings” sub-tab.

Participants in the Solicitation

Chevron, NBLX and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in Chevron’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on April 7, 2020, and NBLX’s Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on February 12, 2020, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the consent solicitation statement prospectus statement, or other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.